UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

Commission file number: 001-40753

ICECURE MEDICAL LTD.

(Translation of registrant’s name into English)

7 Ha’Eshel St., PO Box 3163

Caesarea, 3079504 Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

CONTENTS

Furnished herewith and incorporated herein is the Notice of Special General Meeting of Shareholders of IceCure Medical Ltd. (the “Company”), Proxy Statement and Proxy Card for the Company’s Special General Meeting of Shareholders to be held on Monday, April 10, 2023 at 4:00 p.m. Israel time (9:00 a.m. Eastern Time), (the “Meeting”).

Only shareholders of record who hold ordinary shares, no par value, of the Company at the close of business on Wednesday, March 8, 2023, will be entitled to notice of and to vote at the Meeting and any postponements or adjournments thereof.

Exhibit No.
99.1	Notice of Special General Meeting of Shareholders, Proxy Statement and Form of Proxy Card for the Special General Meeting of Shareholders to be held on April 10, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IceCure Medical Ltd.

Date: March 1, 2023	By:	/s/ Eyal Shamir
		Name:	Eyal Shamir
		Title:	Chief Executive Officer

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